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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Lifeline Therapeutics, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    53221T108
                          -----------------------------
                                 (CUSIP Number)

                                   Joe McCord
                             390 South Hudson Street
                                     Unit 6
                                Denver, CO 80246
                             Telephone: 720 488 1711
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 2 of 4
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON.  I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

         Joe McCord
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
NUMBER OF                  |  7  |     SOLE VOTING POWER
SHARES                                1,606,800 shares
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   |  8  |     SHARED VOTING POWER
EACH                                   0 shares
REPORTING                  -----------------------------------------------------
PERSON                     |  9  |     SOLE DISPOSITIVE POWER
WITH                                   1,606,800 shares
                           -----------------------------------------------------
                           | 10  |    SHARED DISPOSITIVE POWER
                                    0 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,606,800 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES       [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.8 %
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                       IN

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 3 of 4
--------------------------------------------------------------------------------


Item 1. Security And Issuer

     This Statement relates to the Common Stock of Lifeline Therapeutics, Inc., a company organized under the laws of the State of Colorado. The principal executive offices of the Company are located at 6400 South Fiddlers Green Circle, Suite 1750, Englewood, Colorado 80111.

Item 2. Identity and Background

     The identity and business address of the reporting person is Joe McCord, 390 South Hudson Street, Unit 6, Denver CO 80246.

     The reporting person serves as the Director of Science of Lifeline Nutraceuticals Corporation, 6400 South Fiddlers Green Circle, Suite 1750, Englewood, CO 80111.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions:

-------------------------------------- -----------------------------------------

Securities                             Amount/Source of Funds
-------------------------------------- -----------------------------------------
1,606,800                              On October 26, 2004, the reporting person
shares of common stock                 acquired the shares of common stock
                                       pursuant to the terms of an Agreement and
                                       Plan of Reorganization between Lifeline
                                       Nutraceuticals Corporation and Lifeline
                                       Therapeutics, Inc., whereby the
                                       shareholders of Lifeline Nutraceuticals
                                       exchanged their outstanding common stock
                                       in Lifeline Nutraceuticals for newly
                                       issued stock in Lifeline Therapeutics,
                                       Inc.
-------------------------------------- -----------------------------------------

Item 4. Purpose of Transaction

     The reporting person acquired these shares for investment purposes.

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 4 of 4
--------------------------------------------------------------------------------


Item 5. Interest in the Securities of the Issuer

     (a) The reporting person's aggregate interest and percentage of common stock of Lifeline Therapeutics, Inc. equals 1,606,800 shares (9.8% of the shares of common stock outstanding). The shares of common stock described above are the only interest the reporting person has in Lifeline Therapeutics, Inc. common stock.

     (b) The reporting person has sole voting and sole dispositive power with respect to 1,606,800 shares of common stock. The reporting person does not have shared voting and dispositive power with respect to any shares of common stock of Lifeline Therapeutics, Inc.

     (c) N/A

     (d) N/A

     (e) N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

                                   Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 28, 2004                   By:  /s/ Joe McCord
                                                  ------------------------------


ATTENTION:       Intentional misstatements or omissions of fact constitute
                 federal criminal violations.  (See 18USC1001)